Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

November 22, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Abby Adams

Re:	Bon Natural Life Limited Amendment No. 2 to Registration Statement on Form F-3 Filed October 31, 2022 File No. 333-267116

Dear Ms. Adams:

We write on behalf of Bon Natural Life Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 14, 2022, commenting on the Company’s Amended Registration Statement on Form F-3 filed October 31, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1. Revise the cover page to disclose the information set forth in the last sentence of your supplemental response to comment 1 and cross-reference an explanation of the “Negative List.” Your disclosure should address how your operations fall outside of the categories covered by the most recent edition of the Negative List, and any relevant guidelines or provisions that informed your determination that the prohibition under the Negative List does not apply to your operations.

Response: In response to this comment, the Company has amended the Registration Statement to include the information requested, to include a brief explanation of why its business is not included in the most recent version of the Negative List, and to include a cross-reference to the explanation of the Negative List included in its most recent annual report on Form 20-F.

Abby Adams

United States Securities and Exchange Commission

November 22, 2022

2. We acknowledge your response to prior comment 3. However, we note that the crossreference remains in brackets and it is unclear how the referenced disclosure in the Form 20-F relates to the prospectus disclosure in the document regarding the intercompany transfer. Please revise accordingly.

Response: In response to this comment, the Company has amended the Registration Statement to clarify the reference and add additional specificity. The brackets, which were intended as parentheticals, have been removed.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.